

October 19, 2010

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement**
> **Filed March 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 12, 2010**
> **File No. 001-33737**

Dear Mr. Horin:

We have reviewed your response letter dated September 24, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note your response to our prior comment two. Please tell us if you recorded a gain or loss on the sale of Huxley during 2009. To the extent you recorded such gain or loss, please tell us how you determined it was unnecessary to record an adjustment for the related gain or loss on this sale from net income within the cash flows from operating activity section of the Consolidated Statements of Cash Flows.

2.   We note your response to our prior comment three. Please revise future filings to clarify the nature of the line item 'Distributions to non-controlling interests.'

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney Advisor, at 202-551-3404 or Karen Garnett, Assistant Director, at 202-551-3785 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief